[Reference Translation]

May 8, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Yasushi Kyoda, General Manager,

            Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Corporation Law of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on May 8, 2015 to repurchase shares of its common stock pursuant to Article 156 of the Corporation Law of Japan (the “Corporation Law”) as applied pursuant to Article 165, Paragraph 3 of the Corporation Law.

1.	Reason for repurchasing shares

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment

2.	Details of matters relating to repurchase

(1)	Class of stock to be repurchased	Common stock of TMC

(2)	Total number of shares to be repurchased	40 million shares (maximum)

(Represents 1.27% of the total number of issued shares (excluding treasury stock))

(3)	Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4)	Method of repurchase	Purchase in the market

(5)	Period of repurchase	After the issuance of the First Series Model AA Class Shares, the offering terms for which was resolved at the meeting of TMC’s board of directors held on April 28, 2015, subject to approval at the ordinary general meeting of shareholders scheduled to be held in June 2015, until March 31, 2016

This repurchase will be conducted separately from the repurchase of shares of common stock that was set out in the press release (“Notice Concerning the Issuance of the First Series Model AA Class Shares, Partial Amendments to the Articles of Incorporation in Connection with the Establishment of Model AA Class Shares and Repurchase of its Own Shares in Response to the Issuance of the First Series Model AA Class Shares”) of April 28, 2015.

(Reference) Number of treasury stock as of March 31, 2015

• Total number of issued shares (excluding treasury stock):	3,146,813,631 shares

• Number of treasury stock:	271,183,861 shares